                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 1997

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to
                               ------    ------



                           Commission File No. 1-3548




                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                            (Full Title of the Plan)

                          ------------------------------

                              Minnesota Power, Inc.
                             30 West Superior Street
                             Duluth, Minnesota 55802

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                          ------------------------------

                                      INDEX


                                                                           Page

Report of Independent Accountants                                            1

Statement of Net Assets Available for Plan Benefits                          2

Statement of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                                4

Supplemental Schedules

  Schedule I:  Investments Held                                             13

  Schedule II: Transactions in Excess of 5% of Fair Value of Plan Assets    14

Signatures                                                                  15

    Price Waterhouse LLP     3100 Multifoods Tower        Telephone 612-332-7000
                             33 South Sixth Street        Facsimile 612-332-6711
                             Minneapolis, MN 55402-3795


Price Waterhouse                                          [LOGO]


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 5, 1998

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    Thousands


                                                               DECEMBER 31,
                                                            1997         1996
--------------------------------------------------------------------------------
ASSETS

     INVESTMENTS, AT FAIR/CONTRACT VALUE

         Guaranteed investment contracts                 $ 18,405     $ 17,287

         Minnesota Power, Inc. common stock                17,929       11,248

         Mutual fund securities                            39,590       30,497

         Money market securities                               54          110

         Loans receivable from participants                 1,882        1,548
                                                         --------     --------

              Total investments                            77,860       60,690

     CASH                                                      11            -
                                                         --------     --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $ 77,871     $ 60,690
                                                         ========     ========








--------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    Thousands


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                             1997        1996
--------------------------------------------------------------------------------

SOURCES OF NET ASSETS

     Participant contributions                            $  5,594     $ 5,454

     Interest income                                         1,167       1,132

     Dividend income                                         3,431       3,829

     Net unrealized appreciation
         (depreciation) in aggregate
         fair value of securities                            9,470         (65)

     Participants' loan interest income                        150         127

     Net realized gain (loss) on sale of securities            374         (95)
                                                          --------     -------

                                                            20,186      10,382
APPLICATION OF NET ASSETS

     Transfers to retirement plans                            (624)       (184)

     Benefit distributions                                  (2,372)     (2,485)

     Administrative expenses                                    (9)         (9)
                                                          --------     -------

INCREASE IN NET ASSETS                                      17,181       7,704

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of year                                      60,690      52,986
                                                          --------     -------

     End of year                                          $ 77,871     $60,690
                                                          ========     =======







--------------------------------------------------------------------------------

        The accompanying notes are an integral part of these statements.

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the SRP) provides benefits for eligible employees of Minnesota Power, Inc. (Minnesota Power), formerly Minnesota Power & Light Company; Superior Water, Light and Power Company; and MP Water Resources Group, Inc. (collectively, the Companies). The SRP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


CONTRIBUTIONS

         Contributions to the SRP consist of the following:

         - Flexible Dollars Contributions. Flexible dollar contributions for the non-union participants are up to 3 percent of each participant's compensation (0.2 percent for union participants), up to a maximum compensation of $160,000 in 1997. The contribution is equal to an amount the participant has elected to contribute to the SRP.

         -  Salary   Reduction   Contributions   (Before-Tax    Contributions).
            Before-tax contributions for the union and non-union participants are up to 12 percent of each participant's compensation, not to exceed $9,500 in 1997, as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code). The contribution is equal to an amount the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

          - Results Sharing Contributions. Results sharing contributions are equal to the portion (up to 100 percent) of the Results Sharing Award the Participant irrevocably agrees to forgo and that, pursuant to the Minnesota Power Results Sharing Program, would otherwise be paid to the Participant. Results sharing contributions are included in the Participant's before-tax account, thus subject to limitations under Section 401(k) of the Code.

          - Voluntary Contributions (After-Tax Contributions). Each participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

          - Rollovers. Contributions by participants may also be made through rollovers from other qualified plans.

          - Core Contributions. Core contributions were made to the SRP prior to January 1, 1989 and were based on each participant's compensation. Core contributions have not been made to the SRP since December 31, 1988.


VESTING

         All   contributions   plus  actual   earnings   are  fully  vested  and
nonforfeitable.

LOAN PROGRAM

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.


PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the SRP's investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to contributions to the SRP for the subsequent year. Funds may be transferred between investment options once a month with at least 10 days written notice to the Employee Benefit Plans Committee (the Committee). A brief description of the Plan's investment options follows. For a detailed description of the investment options and respective risk profiles refer to the fund prospectus.

          - Minnesota Power Common Stock Fund seeks capital appreciation and current income by investing in the common stock of Minnesota Power.

          - Heartland Value Fund seeks long-term capital appreciation by investing primarily in equity securities of small companies with market capitalization of less than $500 million selected on a value basis.

          - Fidelity Magellan Fund seeks capital appreciation by investing in securities of domestic, foreign and multinational issuers.

          - Vanguard Institutional Index Fund seeks to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index, which invests in stocks of large U.S. companies.

          - Vanguard Short Term Federal Portfolio invests primarily in U.S. Government agency securities, which are debt obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government. This fund may also invest in U.S. Treasury securities, as well as in repurchase agreements collateralized by the United States.

          - BlackRock Funds Small Cap Growth Equity Portfolio seeks small cap stocks considered to have favorable and above-average earnings growth prospects versus the fund's benchmark, the Russell 2000 Growth Index. This fund replaced IAI Emerging Growth Fund in 1997.

          - Templeton Institutional Funds, Inc. Foreign Equity Series seeks long-term capital growth through a flexible policy investing in equity securities and debt obligations of companies and governments outside the United States. This fund replaced IAI International Developed Market Fund in 1997.

          - Templeton Institutional Funds, Inc. Emerging Market Series seeks long-term capital growth by investing primarily in equity securities of issuers in countries having emerging markets.

          - Janus Balanced Fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. This fund invests in securities selected primarily for their growth or income potential. This fund replaced the Fidelity Balanced Fund in 1997.

          - Fixed Income Fund is a conservative fund consisting entirely of guaranteed investment contracts (GICs) with insurance companies. Each GIC is guaranteed by the issuing insurance company and supported by the insurance industry, and not guaranteed by the federal government.

         While participants are active employees, they may withdraw money as a loan from their core, flexible dollar or before-tax accounts. After age 59 1/2, participants may withdraw the full amount of their flexible dollar account, before-tax account and their core account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1997 there were 1,701 participants in the SRP.


ADMINISTRATION

         The SRP is administered by the Committee. The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and investment managers are paid by the Companies or the SRP. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 1998 the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

        Name                           Title
  --------------------     ------------------------------------
  Robert D. Edwards        Executive Vice President
                           President - Minnesota Power Electric (1)
  David G. Gartzke         Senior Vice President - Finance
                           Chief Financial Officer
  Roger P. Engle           Vice President - Minnesota Power Electric
                           President - Superior Water, Light and Power Company
  Philip R. Halverson      Vice President, General Counsel and Secretary
  Donald J. Shippar        Senior Vice President - Minnesota Power Electric
  Claudia S. Welty         Vice President - Minnesota Power Electric
  Mark A. Schober          Controller
  Lori A. Collard          President - Electric Outlet, Inc.
  Brenda J. Flayton        Director - Minnesota Power Electric - Human Resources
  Alan R. Hodnik           Manager - Laskin Energy Center
  Jeweleon W. Tuominen     Manager - Executive Compensation and Employee
                           Benefits

----------------------
(1) Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2 million.

PLAN TERMINATION

         The Companies reserve the right to reduce, suspend, or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distribution will be made in accordance with the terms of the SRP.



NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         The SRP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest. Participants' loans are reported at cost which approximates fair value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to (i) make estimates and assumptions that affect the reported amounts of assets and liabilities, (ii) disclose contingent liabilities at the date of the financial statements and
(iii) report amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.



NOTE 3 - FEDERAL INCOME TAX STATUS

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS


                                                 Crediting     Fair/Contract
                                                 Interest          Value
                                                   Rate      1997        1996
--------------------------------------------------------------------------------

Metropolitan Life Insurance Company
         due 1997                                  8.65%   $     -     $ 2,419
Protective Life Insurance Company
         due 1997                                  6.99%         -       1,576
Provident Life and Accident Insurance Company
         due 1998                                  7.06%     3,100       2,896
Allstate Life Insurance Company
         due 1998                                  7.14%     2,472       2,307
Aetna Life Insurance Company
         due 1999                                  6.06%     2,537       2,389
Provident Mutual Insurance Company
         due 1999                                  5.80%     2,014       1,903
SunAmerica Life Insurance Company
         due 2000                                  6.00%     2,028       1,913
Jackson National Life Insurance Company
         due 2000                                  6.30%     3,169           -
Commonwealth Life Insurance Company
         due 2001                                  6.67%     1,883       1,884
Protective Life Insurance Company
         due 2001                                  6.17%     1,202           -
                                                           -------     -------
                                                           $18,405     $17,287
                                                           =======     =======


Average yield                                                6.47%       6.87%

NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands

         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1997.

                                             Fixed
                                            Income
                                             Fund                         Mutual Fund Securities
                                           --------    -----------------------------------------------------------
                                                                                Vanguard       Vanguard      IAI
                                                       Heartland  Fidelity    Institutional   Short Term  Emerging
                                                         Value    Magellan        Index        Federal     Growth
                                             GIC         Fund       Fund          Fund        Portfolio     Fund
Sources of net assets

   Participant contributions               $   709      $  742    $   591       $   931       $  125       $  534

   Interest income                           1,166

   Dividend income                                         573        808           191           61           50

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                              117      1,704         1,665            2

   Participants' loan repayments,
     including interest                        289          32         82            64            6           42

   Net gain (loss) on sale of securities                    53        208           127           (1)        (360)
                                           -------      ------    -------       -------       ------       ------
                                             2,164       1,517      3,393         2,978          193          266

Application of net assets

   Transfers to retirement plans              (624)

   Benefit distributions                      (861)       (101)      (300)         (165)         (58)         (33)

   Loans to participants                    (1,098)

   Administrative expenses                      (9)
                                           -------      ------    -------       -------       ------       ------

Increase (decrease) in net assets             (428)      1,416      3,093         2,813          135          233

Net transfers                                1,527         397     (1,626)          236          (63)      (4,443)

Net assets available for plan benefits

   Beginning of year <F1>                   17,317       2,793     10,799         5,600          983        4,210
                                           -------      ------    -------       -------       ------       ------

   End of year <F2>                        $18,416      $4,606    $12,266       $ 8,649       $1,055       $    0
                                           =======      ======    =======       =======       ======       ======


                                       9




                                                              Mutual Fund Securities (Continued)
                                          ---------------------------------------------------------------------------------
                                            BlackRock     IAI Int'l.    Templeton                              Templeton
                                            Small Cap     Developed   Institutional    Fidelity    Janus     Institutional
                                          Growth Equity    Market     Fund Foreign     Balanced   Balanced   Fund Emerging
                                              Fund          Fund      Equity Series      Fund       Fund     Market Series
Sources of net assets

   Participant contributions                $  401         $  119        $    99                   $  743       $  335

   Interest income

   Dividend income                             235             39             76                      438          128

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                  (11)                         (133)                     148         (460)

   Participants' loan repayments,
     including interest                         24             10              8                       32           30

   Net gain (loss) on sale of securities        (5)           111             (1)        $   70                     31
                                            ------         ------        -------         ------    ------       ------
                                               644            279             49             70     1,361           64

Application of net assets

   Transfers to retirement plans

   Benefit distributions                       (33)           (33)           (24)           (10)     (160)         (69)

   Loans to participants

   Administrative expenses
                                            ------         ------        -------         ------     -----       ------

Increase (decrease) in net assets              611            246             25             60     1,201           (5)

Net transfers                                4,119         (1,781)         1,751         (2,576)    3,079          172

Net assets available for plan benefits

   Beginning of year <F1>                        0          1,535              0          2,516         0        2,061
                                            ------         ------        -------         ------    ------       ------

   End of year <F2>                         $4,730         $    0        $ 1,776         $    0    $4,280       $2,228
                                            ======         ======        =======         ======    ======       ======




                                             Minnesota       Loans
                                               Power       Receivable
                                               Common         from         Total
                                               Stock      Participants    Changes
Sources of net assets

   Participant contributions                   $  265                     $ 5,594

   Interest income                                  1                       1,167

   Dividend income                                832                       3,431

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                   6,438                       9,470

   Participants' loan repayments,
     including interest                           218        $ (687)          150

   Net gain (loss) on sale of securities          141                         374
                                              -------        ------       -------
                                                7,895          (687)       20,186

Application of net assets

   Transfers to retirement plans                                             (624)

   Benefit distributions                         (448)          (77)       (2,372)

   Loans to participants                                      1,098             0

   Administrative expenses                                                     (9)
                                              -------        ------       -------

Increase (decrease) in net assets               7,447           334        17,181

Net transfers                                    (792)                          0

Net assets available for plan benefits

   Beginning of year <F1>                      11,328         1,548        60,690
                                              -------        ------       -------

   End of year <F2>                           $17,983        $1,882       $77,871
                                              =======        ======       =======
-------------------------

<F1> Balances include $110 of short-term money market securities of which $80 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions.

<F2> Balances include $54 of short-term money market securities of which $43 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions. Balances also include $11 in cash.

NOTE 5 - CHANGES IN SRP ASSETS FOR PARTICIPANT DIRECTED ACCOUNTS
Thousands

         The table below summarizes the changes in SRP assets for each investment fund for the year ended December 31, 1996.


                                              Fixed
                                              Income
                                               Fund                          Mutual Fund Securities
                                             --------         ----------------------------------------------------
                                                                                            Vanguard     Vanguard
                                                              Heartland       Fidelity   Institutional  Short Term
                                                                Value         Magellan       Index       Federal
                                               GICs             Fund            Fund         Fund       Portfolio
Sources of net assets

   Participant contributions                 $    886          $   653        $   884       $   665        $ 191

   Interest income                              1,131

   Dividend income                                                 166          1,697           171           51

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                                      159           (361)          647           (8)

   Participants' loan repayments,
     including interest                           272               18             90            49           17

   Net gain (loss) on sale of securities                            14           (175)           86           (2)
                                             --------          -------        -------       -------        -----
                                                2,289            1,010          2,135         1,618          249

Application of net assets

   Transfers to retirement plans                 (184)

   Benefit distributions                       (1,228)             (42)          (318)          (93)          (9)

   Loans to participants                         (742)

   Administrative expenses                         (9)
                                             --------          -------        -------       -------        -----

Increase (decrease) in net assets                 126              968          1,817         1,525          240

Net transfers                                     235              858         (1,335)          629          (40)

Net assets available for plan benefits

   Beginning of year <F1>                      16,956              967         10,317         3,446          783
                                             --------          -------        -------       -------        -----

   End of year <F2>                          $ 17,317          $ 2,793        $10,799       $ 5,600        $ 983
                                             ========          =======        =======       =======        =====


                                       11






                                                 Mutual Fund Securities (Continued)
                                      ------------------------------------------------------------
                                         IAI      IAI Int'l.                   Templeton       Minnesota        Loans
                                      Emerging     Developed     Fidelity    Institutional       Power       Receivable
                                       Growth       Market       Balanced    Fund Emerging      Common          from         Total
                                        Fund         Fund          Fund      Market Series       Stock      Participants    Changes
Sources of net assets

   Participant contributions           $  706       $  287        $  451        $   315         $   416                     $ 5,454

   Interest income                                                                                    1                       1,132

   Dividend income                        583          157           108             49             847                       3,829

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities            (433)         (57)           99            206            (317)                        (65)

   Participants' loan repayments,
     including interest                    42           15            26             23             212        $  (637)         127

   Net gain (loss) on sale of
     securities                             7            8            (3)            19             (49)                        (95)
                                      -------       ------        ------        -------         -------        -------      -------
                                          905          410           681            612           1,110           (637)      10,382

Application of net assets

   Transfers to retirement plans                                                                                               (184)

   Benefit distributions                 (100)         (65)          (27)           (76)           (457)           (70)      (2,485)

   Loans to participants                                                                                           742            0

   Administrative expenses                                                                                                       (9)
                                      -------       ------        ------        -------         -------        -------      -------

Increase (decrease) in net assets         805          345           654            536             653             35        7,704

Net transfers                             727           25          (184)           198          (1,113)                          0

Net assets available for plan
     benefits

   Beginning of year <F1>               2,678        1,165         2,046          1,327          11,788          1,513       52,986
                                      -------       ------        ------        -------         -------        -------      -------

   End of year <F2>                   $ 4,210       $1,535        $2,516        $ 2,061         $11,328        $ 1,548      $60,690
                                      =======       ======        ======        =======         =======        =======      =======
---------------------

<F1> Balances include $1,642 of short-term money market securities of which
     $1,000 was being held to be invested in a new GIC on January 3, 1996 and the balance for participant distributions.

<F2> Balances include $110 of short-term money market securities of which $80 was being held to be invested in Minnesota Power Common Stock and the balance for participant distributions.

                                                                                                              Schedule I
                                        MINNESOTA POWER AND AFFILIATED COMPANIES
                                              SUPPLEMENTAL RETIREMENT PLAN
                                              SCHEDULE OF INVESTMENTS HELD
                                                   DECEMBER 31, 1997
                                                       Thousands

                                                                                                           Fair/
                                                                          Number of                      Contract
             Description                                                   Shares           Cost           Value
---------------------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts
     Provident Life and Accident Insurance Company
         7.06% due 1998                                                                 $   3,100       $  3,100
     Allstate Life Insurance Company
         7.14% due 1998                                                                     2,472          2,472
     Aetna Life Insurance Company
         6.06% due 1999                                                                     2,537          2,537
     Provident Mutual Insurance Company
         5.80% due 1999                                                                     2,014          2,014
     SunAmerica Life Insurance Company
         6.00% due 2000                                                                     2,028          2,028
     Jackson National Life Insurance Company
         6.30% due 2000                                                                     3,169          3,169
     Commonwealth Life Insurance Company
         6.67% due 2001                                                                     1,883          1,883
     Protective Life Insurance Company
         6.17% due 2001                                                                     1,202          1,202
                                                                                        ---------       --------
              Total guaranteed investment contracts                                        18,405         18,405
                                                                                        ---------       --------

Minnesota Power, Inc. Common Stock *                                          413          11,020         17,929
                                                                                        ---------       --------

Mutual Fund Securities
     Heartland Value Fund                                                     136           4,249          4,606
     Fidelity Magellan Fund                                                   129           9,304         12,266
     Vanguard Institutional Index Fund                                         97           6,245          8,649
     Vanguard Short Term Federal Portfolio                                    104           1,051          1,055
     BlackRock Small Cap Growth Equity Portfolio                              231           4,740          4,730
     Templeton Institutional Fund Foreign Equity Series                       102           1,910          1,776
     Janus Balanced Fund                                                      215           4,139          4,280
     Templeton Institutional Fund Emerging Market Series                      279           2,598          2,228
                                                                                        ---------       --------
              Total mutual funds                                                           34,236         39,590
                                                                                        ---------       --------

Money Market Securities
     Dreyfus Institutional Government Securities Fund,
         floating interest rate with no maturity date                                          54             54
                                                                                        ---------       --------

Loans Receivable from Participants * - 7% to 10%                                                -          1,882
                                                                                        ---------       --------

Total Investments                                                                       $  63,715        $77,860
                                                                                        =========        =======

-----------------------
* Party-in-interest

The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.


                                                                  Schedule II

                    MINNESOTA POWER AND AFFILIATED COMPANIES
                          SUPPLEMENTAL RETIREMENT PLAN
                      SCHEDULE OF TRANSACTIONS IN EXCESS OF
                         5% OF FAIR VALUE OF PLAN ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                              Dollars in Thousands


                                    Purchases
--------------------------------------------------------------------------------

                                              Aggregate Purchase
                                                Price and Fair
                                                   Value on           Number of
             Description                       Transaction Dates    Transactions
             -----------                      ------------------    ------------

Dreyfus Institutional Government Series            $7,232                246

BlackRock Small Cap Growth Equity Portfolio        $4,788                 14

BlackRock Small Cap Growth Equity Portfolio        $4,105                  1

Jackson National Life Insurance Company            $4,177                 12

Janus Balanced Fund                                $4,102                 33

Vanguard Institutional Index Fund                  $2,060                 37

Commonwealth Life Insurance Company                $1,716                 16

IAI Emerging Growth Fund                           $  785                 19





                                      Sales
--------------------------------------------------------------------------------

                                              Aggregate
                                  --------------------------------
                                    Net
                                  Cost of       Sale        Gain/     Number of
     Description                   Asset        Price      (Loss)   Transactions
     -----------                  -------     --------    --------  ------------

Dreyfus Institutional
  Government Series                $7,260      $7,260          0        162

IAI Emerging Growth Fund           $4,830      $4,685      $(145)        26

IAI Emerging Growth Fund           $4,108      $4,105      $  (3)         1

Commonwealth Life Insurance
  Company                          $1,844      $1,844          0         14

Jackson National Life
  Insurance Company                $1,077      $1,077          0         11

Vanguard Institutional
  Index Fund                       $  998      $1,000      $   2         39

Janus Balanced Fund                $  408      $  408          0         29

BlackRock Small Cap Growth
  Equity Portfolio                 $  286      $  281      $  (5)        12


------------------
The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Minnesota Power and Affiliated Companies
                                           Supplemental Retirement Plan
                                      ----------------------------------------
                                                 (Name of Plan)


June 24, 1998                      By               R.D. Edwards
                                      ----------------------------------------
                                                    R.D. Edwards
                                                      Chairman,
                                            Employee Benefit Plans Committee

                                INDEX TO EXHIBITS


Exhibit
-------

     a   -    Consent of Independent Accountants

                                                                      Exhibit a



                       CONSENT OF INDEPENDENT ACCOUNTANTS



We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement on Form S-8 (No. 333-26755) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 5, 1998 appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1997.


PRICE WATERHOUSE LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 24, 1998